Exhibit (a)(5)(D)
REALOGY ANNOUNCES FINAL RESULTS OF TENDER OFFER
Company repurchases 37 million shares of
its common stock for $851 million
PARSIPPANY, N.J. (Oct. 6, 2006) — Realogy Corporation (NYSE: H) today announced the final results of its modified “Dutch Auction” tender offer, which expired at 5:00 p.m., New York City time, on Tuesday, Sept. 26, 2006.
Realogy has accepted for purchase 37 million shares of its common stock (including the associated preferred stock purchase rights) at a price of $23.00 per share for a total cost of $851 million, excluding fees and expenses relating to the tender offer. These shares represent approximately 14.7 percent of the shares outstanding as of Sept. 25, 2006. Realogy has been informed by Mellon Investor Services LLC, the depositary for the tender offer, that the final proration factor for the tender offer is approximately 99.23 percent. Realogy funded the purchase of shares in the tender offer using cash on hand.
Based on the final count by the depositary (and excluding any conditional tenders that were not accepted due to the specified condition not being satisfied), 37,286,030 shares were properly tendered and not withdrawn at or below a price of $23.00 per share. The depositary will promptly pay for the shares accepted for purchase, and will return the 286,030 shares tendered, delivered and not accepted for purchase due to proration.
Upon completion of the tender offer, Realogy has approximately 215.2 million shares of common stock outstanding.
The 37 million shares purchased through this tender offer represent a portion of Realogy’s current 48 million share repurchase program. Rule 13e-4(f) under the Securities and Exchange Act of 1934, as amended, prohibits Realogy from purchasing any shares, other than in the tender offer, prior to Oct. 12, 2006, the 11th business day following the expiration of the tender offer.
Citigroup Corporate and Investment Banking served as the dealer manager for the tender offer. Mellon Investor Services LLC served as the depositary and information agent. Shareholders and investors who have questions or need information about the tender offer may call Mellon Investor Services LLC toll free at (888) 224-2745.
About Realogy
Realogy Corporation (NYSE: H), the world’s leading real estate franchisor, has a diversified business model that also includes real estate brokerage, relocation and title services. Realogy’s world-renowned brands and business units include CENTURY 21®, Coldwell Banker®, Coldwell Banker Commercial®, ERA®, Sotheby’s International Realty®, ONCOR International, NRT Incorporated, Cartus and Title Resource Group. Headquartered in Parsippany, N.J., Realogy (www.realogy.com) has more than 15,000 employees worldwide.

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Investor Relations Contacts:
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Lisa DeFrancesco
(973) 407-5946